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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                  (Amendment__)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                       CENTRAL EUROPE & RUSSIA FUND, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    153436100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                   77 Gracechurch Street, London, UK EC3V 0AS
                                +44 207 711 0771
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 27, 2009
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             (Date of Event Which Requires Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_| .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                              (Page 1 of 10 Pages)

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CUSIP NO. 153436100                    13D                          PAGE 2 of 10
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   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|

-------  -----------------------------------------------------------------------
   3     SEC USE ONLY


-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             |_|
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------
  NUMBER OF           7     SOLE VOTING POWER

   SHARES                   3,833,372
                   -------  ----------------------------------------------------
BENEFICIALLY          8     SHARED VOTING POWER

  OWNED BY                  0
                   -------  ----------------------------------------------------
    EACH              9     SOLE DISPOSITIVE POWER

  REPORTING                 3,833,372
                   -------  ----------------------------------------------------
   PERSON            10     SHARED DISPOSITIVE POWER

    WITH                    0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,833,372
-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.17%
-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         HC
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
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CUSIP NO. 153436100                    13D                          PAGE 3 of 10
===================                                                 ============
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   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|

-------  -----------------------------------------------------------------------
   3     SEC USE ONLY


-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             |_|
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------
  NUMBER OF           7     SOLE VOTING POWER

   SHARES                   3,833,372
                   -------  ----------------------------------------------------
BENEFICIALLY          8     SHARED VOTING POWER

  OWNED BY                  0
                   -------  ----------------------------------------------------
    EACH              9     SOLE DISPOSITIVE POWER

  REPORTING                 3,833,372
                   -------  ----------------------------------------------------
   PERSON            10     SHARED DISPOSITIVE POWER

    WITH                    0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,833,372
-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.17%
-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IA
================================================================================

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CUSIP NO. 153436100                    13D                          PAGE 4 of 10
===================                                                 ============


ITEM 1.  SECURITY AND ISSUER.
         --------------------

         This statement relates to the shares of common stock, par value $.01 per share (the "Shares"), of Central Europe & Russia Fund, Inc, (the "Fund"). The principal executive offices of the Fund are located at Central Europe & Russia Fund, Inc. c/o Deutsche Asset Management, Deutsche Funds, 345 Park Avenue, New York, NY 10154 - 0004 Attn: David Goldman, Secretary (212-454-6778)


ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

         (a). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

         (b). The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D. The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached to this 13D.

         (c). The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM. CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund ("PLUS"), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario, Global Emerging Markets Country Fund Cayman ("CEM"), an open-ended fund organized under the laws of Cayman Monetary Authority and fifteen unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts"). EWF, GEM, IEM, FREE, PLUS, GFM and, CEM, are collectively referred to herein as the "City of London Funds."

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CUSIP NO. 153436100                    13D                          PAGE 5 of 10
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         (d). None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

         (e). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f). City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.
         ---------------------------------------------------

         Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 3,833,372 Shares beneficially owned by the Reporting Persons was $175,561,555, inclusive of brokerage commissions. The aggregate purchase price of the 451,069 Shares owned directly by EWF was $22,194,928, inclusive of brokerage commissions. The aggregate purchase price of the 481,017 Shares owned directly by GEM was $27,521,858, inclusive of brokerage commissions. The aggregate purchase price of the 480,144 Shares owned directly by IEM was $23,956,235, inclusive of brokerage commissions. The aggregate purchase price of the 67,057 Shares owned directly by GFM was $2,997,539, inclusive of brokerage commissions. The aggregate purchase price of the 480,874 Shares owned directly by FREE was $23,948,659, inclusive of brokerage commissions. The aggregate purchase price of the 14,160 Shares owned directly by PLUS was $192,871, inclusive of brokerage commissions. The aggregate purchase price of the 1,859,051 Shares owned directly by the Segregated Accounts was $74,749,465, inclusive of brokerage commissions.


ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         The Reporting Persons contend that the Fund's Board of Directors has failed, over an extended period, to take meaningful action to address the Fund's persistently wide discount to NAV. We undertake this filing to communicate our concerns to fellow shareholders.

         In a letter dated December 18, 2008, we expressed our belief that the share buyback program instituted by the Fund had not effectively narrowed the Fund's discount to NAV. The foregoing description of the letter is not intended to be complete and is qualified in its entirety by the complete text of the letter, which is filed as Exhibit B hereto as incorporated herein by reference.

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CUSIP NO. 153436100                    13D                          PAGE 6 of 10
===================                                                 ============


         In a prior letter dated August 23, 2007, the Reporting Persons expressed concerns regarding the Fund's very large undistributed capital gains. The foregoing description of the letter is not intended to be complete and it is qualified in its entirety by the complete text of the letter, which is filed as Exhibit A hereto as incorporated herein by reference.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
         --------------------------------------

         and (b). As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 3,833,372 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 24.17% of the 15.861 million Shares outstanding as of December 30, 2008, as reported by the Fund. As of the date hereof, EWF, GEM, IEM, GFM, FREE, PLUS, and the Segregated Accounts owned directly 451,069, 481,017, 480,144, 67,057, 480,874, 14,160 and 1,859,051 Shares, respectively, representing approximately 2.84%, 3.03%, 3.03%, 0.42%, 3.03%, 0.09% and
         11.72%, respectively, of the 15.861 million Shares outstanding as of December 30, 2008, as reported by the Fund. The resulting ownership in excess of 3% of the outstanding voting shares of the Fund by GEM, IEM, and FREE, respectively, resulted from a share buy-back program instituted by the Fund which had the effect of reducing the total amount of the Fund's voting shares outstanding, and not as a result of a direct purchase or acquisition of Fund shares by GEM, IEM, and FREE. Such ownership in excess of 3% of the Fund's shares by GEM, IEM and FREE is therefore specifically exempted from Section 12(d)(1)(A) of the Investment Company Act of 1940.

         (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

         -----------------------------------------------------------------------
           TRADE          NUMBER     TRANSACTION      CLIG             TRADE
           DATE         OF SHARES       TYPE          FUND             PRICE
         -----------------------------------------------------------------------
         2/18/2009        5,000         BUY          ACCOUNT          12.6062
         -----------------------------------------------------------------------
         3/10/2009       67,400         SELL         ACCOUNT          12.8661
         -----------------------------------------------------------------------
         3/11/2009        5,000         BUY          ACCOUNT          13.1000
         -----------------------------------------------------------------------
         3/13/2009       29,700         BUY          ACCOUNT          14.0101
         -----------------------------------------------------------------------
         3/13/2009        5,300         BUY            PLUS           14.0101
         -----------------------------------------------------------------------
         3/17/2009       56,500         SELL         ACCOUNT          15.3884
         -----------------------------------------------------------------------
         3/18/2009       13,000         SELL         ACCOUNT          14.6805
         -----------------------------------------------------------------------
         3/23/2009       19,900         SELL         ACCOUNT          15.8512
         -----------------------------------------------------------------------
         3/23/2009       30,000         SELL           EWF            15.8512
         -----------------------------------------------------------------------

         (d). Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

         (e). Not applicable.

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CUSIP NO. 153436100                    13D                          PAGE 7 of 10
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ----------------------------

         Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ----------------------------------

         See Letter dated August 23, 2007 attached hereto as Exhibit A. See Letter dated December 16, 2008 attached hereto as Exhibit B.




                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   March 27, 2009               CITY OF LONDON INVESTMENT GROUP PLC

                                      /s/ Barry M. Olliff
                                      ---------------------------------
                                      Name:  Barry M. Olliff
                                      Title: Director



                                      CITY OF LONDON INVESTMENT MANAGEMENT
                                      COMPANY LIMITED

                                      /s/ Barry M. Olliff
                                      ---------------------------------
                                      Name:  Barry M. Olliff
                                      Title: Director

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CUSIP NO. 153436100                    13D                          PAGE 8 of 10
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                                     ANNEX A
                                     -------

                        DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

         Andrew Davison                         Chairman
         Barry Olliff                           Chief Executive Officer
         Douglas Allison                        Finance Director
         Omar Ashur                             Non-Executive Director
         Allen Bufferd                          Non-Executive Director
         David Cardale                          Non-Executive Director
         Thomas Griffith                        Chief Operating Officer
         George Robb                            Non-Executive Director
         Carlos Yuste                           Business Development Director



The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Company Limited, 77 Gracechurch Street, London EC3V 0AS, England.

         Barry Olliff                           Chief Investment Officer
         Douglas Allison                        Finance Director
         Jeremy Banister                        Director
         Martin Garzaron                        Director
         Clayton Gillece                        Director
         Thomas Griffith                        Director
         Michael Russell                        Director
         Valerie Tannahill                      Director
         Christopher Weaver                     Director
         Carlos Yuste                           Director

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CUSIP NO. 153436100                    13D                          PAGE 9 of 10
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                                                                       EXHIBIT A

23rd August 2007


Mr. Christian Strenger
Chairman
Central Europe & Russia Fund
345 Park Avenue
New York, NY  10154


Dear Mr. Strenger,

City of London Investment Management Company Limited ("City of London") are shareholders of Central Europe and Russia Fund (CEE) on behalf of our Clients' portfolios. In reviewing the recently filed semi-annual report we noted with interest the level of the unrealised capital gain component of the CEE portfolio.

The Board will be aware of the issues faced by Korea Fund Inc. and Brazil Fund Inc. in recent years and the risks of the cascade effect, caused by having a large unrealised capital gain component. The cascade effect can prove to be terminal to a fund's life as in the unfortunate case of the latter.

In addition, City of London would question whether carrying such a large unrealised gain has an adverse effect on the ability of the manager to perform. By carrying such a large unrealised capital gain it also would seem to be creating an inherent risk to taxable investors by potentially one day passing on a significant tax liability which might not be possible to offset.

Please confirm whether the decision to allow the unrealised capital gain component of the fund to increase is a decision of the Board or whether it is a policy of the manager. We would be interested to know if and how the board monitors the level of the unrealised capital gains and whether the impact of a potential cascade effect has been an issue discussed.

Yours sincerely,

Michael Sugrue
Fund Manager
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CUSIP NO. 153436100                    13D                         PAGE 10 of 10
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                                                                       EXHIBIT B

Mr. Christian Strenger
Chairman
Central Europe & Russia Fund
345 Park Avenue
New York, NY 10154


18 December 2008


Dear Mr. Strenger,

City of London Investment Management Company Limited ("CoL") represents in excess of 24% of shares outstanding of the Central Europe and Russia Fund (the "Fund" or "CEE") for its clients and is concerned with the wide discount at which the shares of the Fund trade.

The Fund's discount has averaged close to 11% during the past 12 months. We would suggest that this is unacceptable. During November 2008 however, the Fund's discount averaged over 16%. On 15 December, the Fund's shares traded at a discount wider than 26%. In our opinion, wide discounts do not positively contribute to shareholder value. We would like to know what plans the Board has to reduce the discount.

On 23 August 2007 we outlined a number of issues of concern including the significant retained capital gains position. In its response the Board indicated its commitment to maximizing long-term shareholder value in a letter to CoL dated 11 September 2007. That long-term value is at present being substantially undermined due to the significant discount at which the Fund's shares trade. We believe this value would be enhanced by taking steps to address the wide discount, including but not limited to a share buyback or distribution of assets at or around NAV.

We look forward in hearing your response on this issue within seven days, at which point we would otherwise consider approaching shareholders directly.

Yours sincerely,

Ghahre Pascale
Corporate Governance

Cc: Mr. Michael Clark, President